Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Nine	December 31,
	Months Ended	(Thousands of Dollars)
	September 30,
	2007	2006	2005	2004	2003	2002

Earnings, as defined:
Income before income taxes	$96,488	$137,890	$115,764	$76,936	$80,319	$86,326
Adjust for distributed income of equity
investees	(3,376)	(9,347)	(10,370)	1,990	(2.136)	(2,544)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	49,509	60,687	57,739	55,530	60,304	61,403
Total earnings, as defined	$142,621	$189,230	$163.133	$134.456	$138,487	$145,185

Fixed charges, as defined:
Interest charges	$48,876	$59,955	$56,866	$54,297	$59,363	$60,317
Rental interest factor	633	732	873	1,233	941	1,086
Total fixed charges, as defined	$49,509	$60,687	$57,739	$55,530	$60,304	$61,403

Ratio of earnings to fixed charges	2.88x	3.12x	2.83x	2.42x	2.30x	2.36x